UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number: 0-14939

America's Car-Mart, Inc. 401(K) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

America's Car Mart, Inc.

1805 N 2nd St STE 401

Rogers, AR 72756

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2021 and 2020

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2021

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets (Held at End of Year), December 31, 2021

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

America's Car Mart, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of America's Car Mart, Inc. 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

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We have served as the Plan's auditor since 2007.

Fayetteville, Arkansas

June 29, 2022

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AMERICA'S CAR MART, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
Assets
Cash, non-interest bearing	$149,737	$108,580

Investments, at fair value	19,670,983	16,499,432

Receivables:
Notes receivable from participants	799,750	663,986
Accrued interest and dividends	549	481

Total receivables	800,299	664,467

Total assets	20,621,019	17,272,479

Liabilities
Refunds of excess contributions	42,533	—
Due to broker	21,771	72,136

Total liabilities	64,304	72,136

Net assets available for benefits	$20,556,715	$17,200,343

See notes to the financial statements

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AMERICA'S CAR MART, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2021

Additions to net assets attributable to:	2021
Investment income:
Net appreciation in fair value of investments	$1,957,026
Interest and dividends	66,615

Net investment income	2,023,641

Interest income on notes receivable from participants	38,555

Contributions:
Participants	2,764,447
Employer	896,750
Rollovers	22,880

Total contributions	3,684,077

Total additions	5,746,273

Deductions from net assets attributable to:
Benefits paid to participants	2,425,368

Net increase	3,320,905

Transfers from Colonial Auto Finance, Inc. 401(k) Plan	110,360
Transfers to Colonial Auto Finance, Inc. 401(k) Plan	(74,893)

Net assets available for benefits, beginning of year	17,200,343

Net assets available for benefits, end of year	$20,556,715

See notes to the financial statements

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AMERICA'S CAR MART, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Note 1 – Description of Plan

America's Car Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car Mart, Inc. 401(k) Plan (the “Plan”). The following description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administrated by a committee appointed by the Company. BOKF, NA (the “Trustee”) serves as the trustee of the Plan, processes and maintains the records of the participant data and holds the Plan's assets.

Eligibility

Employees of the Company are eligible to participate in the Plan and make salary reduction contributions immediately following the latter of their employment commencement date or the day they reach 21 years of age and are enrolled in the Plan with a 3% deferral rate immediately upon eligibility.

Contributions

Participants may contribute up to the maximum annual dollar amount permissible under the Internal Revenue Code (the Code). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, collective trust funds, and Company common stock as investment options for participants.

Under the automatic enrollment feature, participant contributions are initially invested in a BOK Financial Target Date Fund based on the participant's birth date at the time of the first deferral contribution if no investment direction is made by the participant. Eligible employees who do not want to make a contribution may elect to opt out of automatic enrollment, or they may elect a different contribution percentage.

The Plan also provides for discretionary Employer matching contributions, subject to limitations under the Code. Employees of the Company who have completed one year of service are eligible to receive matching contributions. A year of service is defined as a 12-consecutive month period in which an employee has 1,000 or more hours of service. For the year ended December 31, 2021, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 6% of qualifying participant's compensation. Employer matching contributions are based on deferrals made each pay period.

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Additional amounts may be contributed by the Employer under the Plan's profit sharing provisions at the discretion of the Board of Directors of the Company. In order to be eligible to receive an allocation of Employer profit sharing contributions, participants must complete a year of service, work 1,000 hours during the Plan year, and be employed on the last day of the Plan year, unless termination is due to death, disability or retirement. Allocations of profit sharing contributions are based on the proportion of each participants’ compensation to the total of all participants' eligible compensation, as defined in the Plan document. There were no discretionary profit sharing contributions made for the year ended December 31, 2021.

Vesting

Participants are immediately vested in their contributions plus or minus any actual earnings or losses thereon. Vesting in Employer contributions is based upon years of service according to the following schedule:

Years of service	Vesting percentage

One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon normal retirement (attainment of age 65), disability or death. Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding balance of the loan on the date of the loan, or 50% of their vested account balance. Loan terms are not to exceed five years, unless the loan is for a primary residence, in which case the term for repayment may not exceed 15 years. Loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 7.50%, which is based on the prime rate plus two percent on the date of origination. Only one loan may be outstanding at any given time. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming fully vested may be used to restore participant accounts, reduce Employer matching contributions, pay Plan administrative expenses, or may be reallocated to participant accounts as an additional Employer contribution. During 2021, forfeitures in the amount of $99,202 were used to reduce Employer matching contributions. The Plan had $8,312 and $7,913 in unallocated forfeitures as of December 31, 2021 and 2020, respectively.

Participant accounts

Each participant's account is credited with the participant's contributions, Employer matching contributions, and allocations of Employer profit sharing contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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Payment of benefits

Upon retirement, termination, disability, or death, a participant, or his or her beneficiary in the event of death, may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan allows hardship withdrawals, subject to account balance limits and applicable laws. Participants who were automatically enrolled in the Plan have the option to withdraw their deferrals without penalty within 90 days of their automatic enrollment date.

Upon employee termination, mandatory distributions are required for balances of less than $5,000. Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Plan Administrator. Generally, certain minimum distributions are required for participants who have separated from service and have reached age 72.

Administrative expenses

The Plan allows administrative expenses to be paid from the Plan's assets. Investment expenses netted against investment income represent amounts associated with the net expense ratios of the investments in the Plan’s fund lineup.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based on the terms of the Plan.

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Refunds of excess contributions

The Plan failed the Average Deferral Percentage test for the years ended December 31, 2021 and 2020. The refund of excess contributions is reported as a liability in the accompanying statements of net assets available for benefits and as a reduction in participant contributions.

Payment of benefits

Benefits are recorded when paid. There were no benefit payments requested before year end that were not paid.

Note 3 – Fair Value Measurements

Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Fair value measurements are classified and disclosed in one of the following categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2021 and 2020. During the year ended December 31, 2021, there were no transfers of financial instruments into or out of Level 3. The Plan held no Level 3 assets as of December 31, 2021 or 2020.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

Company common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

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Collective trust funds: Stated at fair value as determined by the issuer of the collective trust funds based on the fair market value of the underlying investments, which is valued at the NAV of units of the collective trust funds less its liabilities. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. There are no restrictions on redemptions from the collective trust funds, and there are no unfunded commitments as of December 31, 2021 or 2020. Participant transactions (purchases and sales) may occur daily.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value:

		Fair Value Measurement at the End of the Reporting Period Using
	December 31, 2021	(Level 1)	(Level 2)	(Level 3)

Company common stock	$2,062,354	$2,062,354	$—	$—
Mutual funds	6,512,521	6,512,521	—	—
Collective investment funds measured at NAV*	11,096,108	—	—	—

Total investments	$19,670,983	$8,574,875	$—	$—

		Fair Value Measurement at the End of the Reporting Period Using
	December 31, 2020	(Level 1)	(Level 2)	(Level 3)

Company common stock	$2,089,817	$2,089,817	$—	$—
Mutual funds	5,875,923	5,875,923	—	—
Collective investment funds measured at NAV*	8,533,692	—	—	—

Total investments	$16,499,432	$7,965,740	$—	$—

*In accordance with Subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

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Note 4 – Risks and Uncertainties

The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, on January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. The pandemic in the United States and throughout the world has resulted in substantial volatility in financial markets. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported on the statements of net assets available for benefits.

Note 5 – Party-in-Interest Transactions

All collective trust funds are managed by BOKF, NA. Transactions with such funds qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services are included in net appreciation in fair value of investments.

Cavanal Hill Investment Management Inc. manages the Cavanal Hill Government Securities Money Market Fund and is a wholly-owned subsidiary of BOKF, NA.

Certain administrative expenses incurred in connection with the Plan are paid by the Company. In 2021, the Company paid approximately $158,000 in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.

The Plan assets as of December 31, 2021 and 2020, also include 20,140 and 19,026 shares, respectively, of America's Car-Mart, Inc. common stock having a fair value of $2,062,354 and $2,089,817, respectively. The Company is the Plan Sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions. Investment in Company common stock is participant directed.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested in the Employer's contributions.

Note 7 – Tax Status

The Company adopted a Volume Submitter Profit Sharing Plan with CODA (the “VSPS Plan”) sponsored by the Trustee. The Internal Revenue Service has determined and informed the Trustee by a favorable opinion letter dated September 30, 2014, that the VSPS Plan is designed in accordance with applicable sections of the Code. The VSPS Plan's opinion letter is being relied on by the Plan. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code. Therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt.

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Note 8 - Transfers

The Company has a related finance company which maintains its own 401(k) plan. The two employer groups constitute an affiliated service group and, therefore, benefits in the plans do not become distributable and the unvested balance in the participant’s account is not forfeitable upon a participant’s transfer from one employer to the other. When a participant transfers from one employer to the other, any account balance is treated as a transfer between the plans.

Note 9 – Subsequent Events

The Plan Administrator has evaluated subsequent events through June 29, 2022, the date the financial statements were available to be issued.

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SUPPLEMENTAL SCHEDULE

12

AMERICA'S CAR MART, INC. 401(k) PLAN

FORM 5500, SCHEDULE H – Part IV, LINE 4i

SCHEDULE OF ASSETS (Held at End of Year)

EIN: 71-0791606

December 31, 2021

Plan Number: 001

(a)	(b) Identity of Issue,	(c) Description of Investment Including Maturity	(d)	(e) Current
	Borrower, Lessor, or Similar Party	Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	BOKF, NA	BOK Financial Retirement 2050 Fund	**	$3,046,167
*	BOKF, NA	BOK Financial Retirement 2030 Fund	**	2,737,186
*	BOKF, NA	BOK Financial Retirement 2040 Fund	**	2,369,492
*	America's Car Mart, Inc.	America's Car Mart, Inc. Common Stock	**	2,062,354
*	BOKF, NA	BOK Financial Retirement 2060 Fund	**	1,719,942
	T. Rowe Price	T. Rowe Price Growth Stock Fund	**	1,485,199
	Vanguard	Vanguard Mid-Cap Index Fund	**	1,215,459
	Fidelity	Fidelity 500 Index Fund	**	812,947
*	BOKF, NA	BOK Financial Retirement 2020 Fund	**	799,878
	Vanguard	Vanguard Small-Cap Index Fund	**	775,189
*	Cavanal Hill	Cavanal Hill Government Securities Money Market Fund	**	760,486
*	BOKF, NA	BOK Financial Retirement Conservative Income Fund	**	414,588
	American Beacon	American Beacon International Equity Fund	**	398,834
	MFS	MFS Value Fund	**	394,349
	Metropolitan West	Metropolitan West Total Return Bond Fund	**	372,878
	American Funds	American Funds EuroPacific Growth Fund	**	247,073
	Vanguard	Vanguard Inflation-Protected Securities Fund	**	40,442
	Vanguard	Vanguard Short-Term Bond Index Fund	**	9,665
*	BOKF, NA	BOK Financial Retirement 2070 Fund	**	8,855
	Total investments			19,670,983
*	Notes receivable from participants	Loans to participants, interest rates at 4.25% to 7.50%, varying maturity dates	—	799,750

		Total Per Net Assets		$ 20,470,733

*	Issuer is a party-in-interest to the Plan

**	Column (d) cost information not required as accounts are participant directed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of America's Car Mart, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA'S CAR MART, INC. 401(K) PLAN
June 29, 2022

By: /s/ Vickie D. Judy
Vickie D. Judy
Plan Administrator

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of HoganTaylor LLP, Independent Registered Public Accounting Firm

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